 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: March 31, 2023

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

(445) 200-5650

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Lighthouse Life Capital, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated January 9, 2023, filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2023 pursuant to Rule 253(g) (under the caption “RISK FACTORS” and which are incorporated herein by reference

(https://www.sec.gov/Archives/edgar/data/1824921/000165495423000241/lls_1apos.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in the offering circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Lighthouse Life Capital, LLC (the “Company”) operates through two wholly-owned subsidiaries, Lighthouse Life Solutions, LLC (“Solutions”) and Lighthouse Life Direct, LLC (“Direct”). Solutions was formed and began operations on February 9, 2018 and Direct was formed and began operations on July 2, 2018.  We acquired 100% of Solutions and Direct effective as of the date of our formation, July 8, 2020, from our sole member, LHL Strategies, Inc. (“LHLS”).  On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) related to the offering (the “offering”) of a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds (“Class A Bonds)” and its 6.5% senior beacon bonds (“Class B Bonds,” and collectively the “Bonds”). Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC. The offering was re-qualified by the SEC on February 1, 2022 and January 9, 2023. We intend to continue offering the Bonds through at least December 30, 2023.  Proceeds from the offering will be applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, including advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this offering circular. We will continue to experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with operation of our company.

The Company, including Solutions, Direct, or any subsidiary, has not entered into any arrangements creating a reasonable probability that we will originate or acquire a certain number of life insurance policies; however, the Merlion Park Trust (the “Merlion Trust”) has a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the Merlion Trust, in exchange for a fee. This right of first refusal remained active until June 1, 2023.  Until required for the operation of our company or other purposes, we will keep the net proceeds of the offering in short-term, low risk, highly liquid, interest-bearing investments.

2

For the six months ended March 31, 2023 and March 31, 2022, we had sold $222,500 and $1.5 million, respectively, in initial threshold purchase prices of policies to Merlion Trust.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds through additional borrowing or the raising of equity capital. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.

With proceeds from the offering, the Company intends to grow its core business of originating and acquiring life insurance policies for the benefit of purchasers of those policies through expanded marketing and advertising of its services. The Company intends to use the net proceeds of the offering to accomplish the goal of growing its core business. We anticipate that if we are successful in raising the maximum offering amount of the Bonds, the net proceeds will satisfy the cash requirements for our anticipated plan of operations for the next twelve months. If we raise less than the maximum, we will adjust our plan of operations in conjunction with the estimated reduction in the deployment of net proceeds as described in our offering circular.

Depending on the timing and amount of proceeds received from the Bonds, the Company plans to expand the Lighthouse Life Settlement Advisor Program, which will include the addition of employees in business development, marketing, sales and support to expand our outreach to financial professionals. The Settlement Advisor Program would add additional wholesale distribution during this period and would be supported by traditional and digital marketing to financial professionals and firms, and media communications.

The Company launched its first mass media advertising, including television and radio advertising campaigns. Digital, mail and print advertising will be expanded to advertise directly to policyowners and to support the mass media advertising. Other forms of direct advertising directly to policyowners and media relations will also be expanded.

The Company plans to continue to add administrative, operational, sales and technical personnel and services in support of the Company’s anticipated growth.

During both the six months ended March 31, 2023 and 2022, the Company purchased policies, with the intent to resell them in the short-term.  During the six months ended March 31, 2023 and 2022, the Company purchased $792,177 and $20,000, respectively.  As of March 31, 2023 and 2022, the Company held $512,944 and $20,000, respectively.

Operating Results

We operate on a fiscal year ending on September 30. Set forth below is a discussion of our operating results for the six months ended March 31, 2023 and for the six months ended March 31, 2022.

For the six months ended March 31, 2023 and 2022, our total revenues from operations amounted to $252,042 and $117,031, respectively. The increase in revenue is attributed to changes to the evaluation of opportunities through an improved health questionnaire, and increased efficiencies to identify quality leads.  The Company has increased the number of funder relationships compared to the prior period.  Prior period revenue transactions had three unique funders compared to the current period in which transactions occurred with eleven unique funders.

3

Total expenses for the six months ended March 31, 2023 were $3.0 million compared to the prior period of $4.4 million. The decrease was primarily related to overall management focus on more efficient spending, specifically:

•

Lower professional fees (decrease of $133,638 compared to the prior period). Professional fees decreased as the Company obtained licenses to operate in multiple states.  A majority of the prior period expenses were related to obtaining those licenses.

•

Lower general and administrative related costs (decrease of $42,940 compared to the prior period). A significant amount of the prior period expenses were bank fees for regulatory compliance.  In addition, current period subscription and membership expenses were reduced as a result of management’s continued focus on reducing expenses.

•

Lower customer acquisition costs (decrease of $1.4 million compared to the prior period). The decrease in customer acquisition costs was primarily related to reduced TV ad spend during the six months ended March 31, 2023.  As a result, our overall lead volume decreased, which allowed us to shed additional costs associated with lead intake.

•	Higher compensation costs offset decreases (increase of $197,592 compared to prior period) as we continue to build out our team.

Net loss for the six months ended March 31, 2023 was $4.1 million compared to the six months ended March 31, 2022 of $5.1 million.

While we continue to monitor all aspects of our business, we pay special attention to the origination pipeline which represents life insurance policies in some stage of evaluation for acquisition. Just because a policy is in the pipeline does not mean that it will be acquired and generate revenue for us. In fact, at this relatively early stage our business the origination pipeline is volatile and thus it is currently difficult to arrive at accurate estimates of future originations and related revenue. However, as we continue to grow, we expect that this volatility will decline and the predictability will increase.

Liquidity and Capital Resources

Short-Term Liquidity

We had a net loss of $4.1 million and had negative cash flows from operations of $4.2 million for the six months ended March 31, 2023. We had a net loss of $5.1 million and had negative cash flows from operations of $5.2 million for the six months ended March 31, 2022. As a result, we are currently funding our operations from debt. Our sole member continues to fund the Company’s operations using funds from financings and allocates operational expenses to the Company. We anticipate funding our future operations using the proceeds of the Bond offering or contributions of capital of the sole parent resulting from equity or other investments in the sole parent.

Our short- and long-term liquidity requirements primarily consist of operating expenses. In addition to proceeds from the bond offering and contributions from LHLS, we expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash. The Company has available financing support to the extent necessary from the Merlion Park Trust for at least one year from the issuance date of the financial statements. In addition, the Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds.” Sale of the Class B Bonds will be limited to a maximum of $30 million. As of March 31, 2023 beacon bonds, net total $21.6 million. As of March 31, 2023, $919,130 of beacon bonds, net are recorded in short term liabilities.  The total short term beacon bonds are comprised of all Class B bonds. On December 30, 2020, the offering was qualified by the SEC. The Company commenced sales of the Bonds in February 2021.

4

As of March 31, 2023 and June 28, 2023, the Company has raised $24.2 million and $24.4 million, respectively, in gross proceeds from the sale of the Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the six months ended March 31, 2023, the Company has net contributions of $1.0 million from our sole member, LHLS. As of March 31, 2023, the Company has capitalized $3.8 million of costs related to the Bond offering. These costs are amortized over the life of the Bonds.

During the six months ended March 31, 2023, our sole member, LHLS, provided contributions from the sale of Series A Preferred Stock (the “Series A Preferred”) and Series B Redeemable Preferred Stock (the “Series B Preferred”). During the six months ended March 31, 2023, LHLS raised $1.7 million and $1.0 million in sales of Series B Preferred and Series A Preferred, respectively.

As of March 31, 2023 and September 30, 2022, our sole member, LHLS had $12.6 million and $11.9 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As a result of the initial $3.0 million raised in offering of the Bonds, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds, in excess of $10.0 million. During the six months ended March 31, 2023 and 2022, LHLS repaid $0 and $1.9 million, respectively, plus interest, on its debt as a result of the initial $24.2 million raised in the offering of the Bonds.

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”) over the course of six equal closings. The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closing occurred on September 23, 2022 and October 21, 2022.  The subsequent closings on our sole member’s Series A Preferred are subject to certain closing conditions, including requirements related to capital raised in our company’s Bond offering. The Series A Preferred holder has an optional redemption at a multiple of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A Trigger Date”). Prior to the Series A Trigger Date, the Series A holder has an optional redemption at a percentage of the original issue price per share.  Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A original issue price of each share may be redeemed. The Series A Preferred stock carries preferential dividend and liquidation rights in favor of LHLS’ senior lender, as well as conversion rights and obligations.

See: https://www.sec.gov/Archives/edgar/data/1824921/000165495422012208/llc_253.htm for additional detail regarding LHLS’ Series A Preferred.

On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50 million. LHLS may also issue up to 10,000 additional Series B Shares under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share.  The Series B holder has an optional redemption at a percentage of the stated value.  Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value. Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. We anticipate LHLS will utilize the proceeds to, in part, fund our operations. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of June 15, 2023, LHLS had sold $1.7 million in the Series B Offering.

As of March 31, 2023 and September 30, 2022, we had cash and cash equivalents and restricted cash on hand of $1.1 million and $1.5 million, respectively.

Item 2. Other Information

None.

Item 3. Financial Statements

5

Lighthouse Life Capital, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

(unaudited)

F-1

Lighthouse Life Capital, LLC

Consolidated Balance Sheets

	As of March 31, 2023 (unaudited)	As of September 30, 2022
ASSETS
CURRENT ASSETS
Cash & Cash Equivalents	$107,332	$621,373
Accounts Receivable	106,150	86,946
Prepaid Expenses	133,550	146,559
Expense Reimbursements Receivable	-	5,400
Life Insurance Policies, at investment method	512,944	-
TOTAL CURRENT ASSETS	859,976	860,278

OTHER ASSETS
Collateral Deposit	100,000	100,000
Restricted Cash	969,772	865,652
TOTAL OTHER ASSETS	1,069,772	965,652

TOTAL ASSETS	$1,929,748	$1,825,930

LIABILITIES

CURRENT LIABILITIES
Accrued Expenses	$78,319	$106,837
Accrued Interest, Beacon Bonds	158,364	136,860
Accounts Payable	68,549	29,532
Current Portion Beacon Bonds, net	919,130	-
TOTAL CURRENT LIABILITIES	1,224,362	273,229

LONG-TERM LIABILITIES
Beacon Bonds, net	20,642,077	18,460,792

TOTAL LIABILITIES	$21,866,439	$18,734,021

COMMITMENTS AND CONTINGENCIES (SEE NOTE 4)

MEMBER'S DEFICIT

MEMBER’S DEFICIT	$(19,936,691)	$(16,908,091)
TOTAL MEMBER'S DEFICIT	(19,936,691)	(16,908,091)

TOTAL LIABILITIES AND MEMBER'S
DEFICIT	$1,929,748	$1,825,930

See accompanying notes to the consolidated financial statements.

F-2

Lighthouse Life Capital, LLC

Consolidated Statements of Operations

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)

REVENUES	$252,042	$117,031

OPERATING EXPENSES
Compensation	1,588,227	1,390,635
Policy Premium	2,875	750
Professional Fees	250,010	383,648
Regulatory Expenses	27,860	34,002
Customer Acquisition Costs	763,721	2,145,439
IT Fees	192,414	170,095
Occupancy	55,421	57,690
Business Insurance	42,917	49,275
Travel & Entertainment	9,280	32,101
General & Administrative	40,025	82,965
Underwriting Expense	55,689	56,796

TOTAL OPERATING EXPENSES	3,028,439	4,403,396

LOSS FROM OPERATIONS	(2,776,397)	(4,286,365)

OTHER INCOME (EXPENSE)
Gain on Redemption of Beacon Bond	13,940	-
Interest income	9,317	2,750
Interest expense	(1,321,281)	(844,385)
TOTAL OTHER EXPENSE	(1,298,024)	(841,635)

NET LOSS	$(4,074,421)	$(5,128,000)

See accompanying notes to the consolidated financial statements.

F-3

Lighthouse Life Capital, LLC

Consolidated Statements of Member's Deficit

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)

Beginning balance, Member’s Deficit	$(16,908,091)	$(6,275,907)

Contributions (Distributions), net	1,045,821	(1,973,354)

Net loss	(4,074,421)	(5,128,000)

Ending balance, Member’s Deficit	$(19,936,691)	$(13,377,261)

See accompanying notes to the consolidated financial statements.

F-4

Lighthouse Life Capital, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(4,074,421)	$(5,128,000)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of Bond Costs	402,505	247,516
Gain on Redemption of Beacon Bond	(13,940)	-
Changes in operating assets and liabilities:
Accounts Receivable	(19,204)	2,124
Prepaid Expenses	13,010	152,458
Expense Reimbursements Receivable	5,400	-
Life Insurance Policies, investment method	(512,944)	(20,000)
Other Current Assets	-	(17,122)
Accrued Expenses	(28,518)	(57,983)
Accrued Interest, Beacon Bonds	21,504	39,090
Accounts Payable	39,016	(459,163)
Net cash used in operating activities	(4,167,592)	(5,241,080)

Cash flows from financing activities:
Net proceeds from Beacon Bonds	2,861,910	5,062,179
Redemption of Beacon Bonds	(150,060)	-
Capital Contributions (Distributions), net	1,045,821	(1,973,354)
Net cash provided by financing activities	3,757,671	3,088,825

Net decrease in cash and cash equivalents and restricted cash	(409,921)	(2,152,255)
Cash and cash equivalents and restricted cash at the beginning of period	1,487,025	3,895,231
Cash and cash equivalents and restricted cash at the end of period	$1,077,104	$1,742,976

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sums to the total of such amounts shown on the consolidated statements of cash flows:

Cash & Cash Equivalents	$107,332	$1,116,386
Restricted Cash	969,772	626,590
Total Cash and cash equivalents and restricted cash	$1,077,104	$1,742,976

Cash paid during the period for interest	$897,272	$557,779

See accompanying notes to the consolidated financial statements.

F-5

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 1. Nature of Operations

Our Company

Lighthouse Life Capital, LLC (“LHL” or the “Company”) was formed in Delaware pursuant to a Certificate of Formation on July 8, 2020 as a Limited Liability Company (“LLC”). Lighthouse Life Solutions, LLC was formed in Delaware pursuant to a Certificate of Formation on February 9, 2018 as an LLC and is a wholly-owned subsidiary of the Company. Lighthouse Life Direct, LLC was formed in Delaware pursuant to a Certificate of Formation on July 2, 2018 as an LLC and is a wholly-owned subsidiary of the Company. As of the date of formation of LHL and in connection with the transfer of ownership, the assets and liabilities of the predecessor were transferred to LHL at their carrying value on July 8, 2020.

LHL, through its subsidiaries and its parent, LHL Strategies, Inc. (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. The Company originates potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

Liquidity

The Company was formed on July 8, 2020. The Company’s net loss was $4.1 million and $5.1 million for the six months ended March 31, 2023 and 2022, respectively.

Our short- and long-term liquidity requirements primarily consist of operating expenses. In addition to proceeds from the bond offering and contributions from LHLS, we expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash. The Company has available financing support to the extent necessary from the Merlion Park Trust for at least one year from the issuance date of the financial statements. The Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds.” Sale of the Class B Bonds will be limited to a maximum of $30 million As of March 31, 2023 beacon bonds, net total $21.6 million. As of March 31, 2023, $919,130 of beacon bonds, net are recorded in short term liabilities.  The total short term beacon bonds are comprised of Class B bonds. On December 30, 2020, the offering was qualified by the SEC and requalified by the SEC on February 1, 2022 and January 9, 2023. We intend to continue offering the Bonds through at least December 30, 2023. The Company commenced sales of the Bonds in February 2021. As of March 31, 2023 and June 28, 2023, the Company has raised $24.2 million and $24.4 million, respectively, in gross proceeds from the sale of the Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the six months ended March 31, 2023, the Company has net contributions of $1.0 million from our sole member, LHL Strategies, Inc. During the six months ended March 31, 2022, the Company had net distributions of $2 million of proceeds from the sale of the Bonds to our sole member, LHL Strategies, Inc.

During the six months ended March 31, 2023, our sole member, LHLS, provided contributions from the sale of Series A Preferred Stock (the “Series A Preferred”) and Series B Redeemable Preferred Stock (the “Series B Preferred”). During the six months ended March 31, 2023, LHLS raised $1.7 million and $1.0 million in sales of Series B Preferred and Series A Preferred, respectively.

As of March 31, 2023 and September 30, 2022, our sole member, LHLS had $12.6 million and $11.9 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As a result of the initial $3.0 million raised in offering of the Bonds, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds, in excess of $10.0 million. During the six months ended March 31, 2023 and 2022, LHLS repaid $0 and $1.9 million, respectively, plus interest, on its debt as a result of the initial $24.2 million raised in the offering of the Bonds.

F-6

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 1. Nature of Operations (continued)

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”) over the course of six equal closings. The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closings occurred on September 23, 2022 and October 21, 2022. The subsequent closings on our sole member’s Series A Preferred are subject to certain closing conditions, including requirements related to capital raised in our company’s Bond offering. The Series A Preferred holder has an optional redemption at a multiple of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A Trigger Date”). Prior to the Series A Trigger Date, the Series A holder has an optional redemption at a percentage of the original issue price per share. Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A original issue price of each share may be redeemed. The Series A Preferred stock carries preferential dividend and liquidation rights in favor of LHLS’ senior lender, as well as conversion rights and obligations. See:  https://www.sec.gov/Archives/edgar/data/1824921/000165495422012208/llc_253.htm for full disclosure.

On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50.0 million. LHLS may also issue up to 10,000 additional Series B Shares under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share. The Series B holder has an optional redemption at a percentage of the stated value.  Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of June 15, 2023, LHLS had sold $1.7 million in the Series B Offering.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements includes the accounts of LHL and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company provides distributions to LHLS which are then utilized to fund operational expenses allocated to the Company and its subsidiaries as contributions. As such, the Company discloses contributions and distributions as a net amount.  LHLS financial statements are not included in the consolidated financial statements of LHL. As of March 31, 2023, exclusive of the Series B Preferred stock and Series B Preferred offering costs, LHLS has total cash of $2.1 million, total assets of $2.4 million and total liabilities of $13.6 million, which excludes their investment in the Company. As of September 30, 2022, LHLS has total cash of $1.2 million, total assets of $1.5 million and total liabilities of $13.0 million, which excludes their investment in the Company.

F-7

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represents cash deposits and money market accounts held at financial institutions, all of which have maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts. Included in cash and cash equivalents as of March 31, 2023 and September 30, 2022 is $158,364 and $136,860, respectively, of cash which is restricted for the payment of bond interest expense.

The Company also has restricted cash of $969,772 and $865,652 as of March 31, 2023 and September 30, 2022, which is restricted for bond service and collateral for a letter of credit.

Reclassifications

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Revenue Recognition

The Company earns revenue primarily through origination fees that are paid to the Company by the purchasers for which they originate life insurance policies. Origination fees from purchasers are due to be paid to the Company upon closing of each individual policy purchase. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow.

The Company also earns revenue through the sale of policies on the tertiary market.  Revenue from the sale of life insurance policies is recognized as of the risk transfer date, and the life insurance policy has been transferred to the customer.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Both the sale of life insurance policies and origination fee revenue is excluded from the scope of ASU 2014-09, Topic 606, as both are within the scope of ASU 2014-11, Topic 860, "Transfers and Servicing."

Collateral Deposit and Letter of Credit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required to post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida. As of both March 31, 2023 and September 30, 2022, the Company had $100,000 as a collateral deposit with the State of Florida.

F-8

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

As a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois, a licensee is required to demonstrate evidence of financial responsibility equal to $125,000 through either a surety bond executed and issued by an insurer authorized to issue surety bonds in this State or a deposit of cash, certificates of deposit or securities or any combination thereof, or irrevocable letter of credit. As a result, the Company maintains $125,000 in a reserve account as collateral for a letter of credit. As of March 31, 2023 and September 30, 2022, the company had $125,201 and $125,090 respectively, in restricted cash.

As a condition to be licensed by the state of New Jersey to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of New Jersey, a licensee is required to deposit $125,000 in a custodial deposit account for the benefit of the New Jersey Department of Banking and Insurance ("DOBI"), and maintain that for as long as the license is valid. As a result, the Company maintains a deposit account for the benefit of the state of New Jersey DOBI. As of March 31, 2023 and September 30, 2022, the Company had $125,578 and $125,006, respectively, in restricted cash.

Debt Issuance Cost

The Company has incurred costs in connection with the issuance of the beacon bonds. In accordance with FASB ASU 2015-03, Interest Imputation of Interest, debt issuance costs related to the sale of the beacon bonds are reported on the balance sheet as direct reduction of the associated debt balance.

Income Taxes

The Company is a disregarded entity for federal purposes and as such is not subject to income taxes. ASC Topic 740: Income Taxes (“ASC Topic 740”) also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to its financial position.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the methodology for calculating income taxes and clarifies single-member limited liability companies. One of the amendments of ASU 2019-12 specified that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the period.

F-9

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Advertising Costs

Advertising costs of $688,546 and $2.1 million for the six months ended March 31, 2023 and 2022, respectively, were expensed as incurred.

Stock Based Compensation

The Company measures compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock-based awards is recognized as expense over the requisite service period using the straight-line method. The Company estimates the fair value of restricted stock awards based on the fair value of the Company’s common stock on the date of grant. Forfeitures are recognized as they occur.

Investment in Life Insurance Policies

ASC 325-30, Investments in Insurance Contracts, permits a reporting entity to account for its investments in life insurance policies using either the investment method or the fair value method. The Company has elected to use the investment method.  Under the Investment method, the Company records the value of the policy as the direct sale price, inclusive of all direct external fees and costs associated with the purchase.   All costs associated with keeping the policy enforced are also capitalized. Upon sale of the policy, a gain is recognized as revenue.

F-10

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In March 2020, FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848).” ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in ASU 2020-04 were effective for all entities as of March 12, 2020 through December 31, 2022. The adoption of ASU 2020-04 did not have a material effect on the Company’s consolidated financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. ASU 2020-06 addresses the complexity of guidance for certain financial (convertible) instruments with characteristics of liabilities and equity. The amendments in ASU 2020-06 are effective for the Company for the fiscal year beginning after December 15, 2023. The adoption of ASU 2020-06 will not have a material effect on the Company's consolidated financial statements and disclosures.

Note 3. Life Insurance Policies

As of March 31, 2023 and 2022, the Company had purchased six and zero, respectively, of life insurance policies, which it intends to resell. As of March 31, 2023 and 2022, the carrying value of these policies was $512,944 and $0, respectively, with a total net death benefit of $2.0 million and $0, respectively.  Estimated premium payments and servicing fees required to maintain our current portfolio of life insurance policies in force, for the next five years, assuming no mortalities, are as follows:

	Premiums	Servicing	Total
2024	$24,426	$3,335	$27,761
2025	46,182	3,146	49,328
2026	41,390	3,146	44,536
2027	44,405	3,146	47,551
2028	49,724	3,146	52,870

F-11

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 4. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Company may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Company is a party or of which LHL property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Company’s opinion has, or is expected to have, a material adverse effect upon the Company’s business, prospects, financial condition or operations.

Letter of Credit

As of March 31, 2023, the Company has an unused letter of credit in the amount of $125,000, which was issued as a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois. A licensee is required to demonstrate evidence of financial responsibility equal to $125,000. As a result, the Company maintains $125,000 in a reserve account as collateral for the letter of credit. As of March 31, 2023 and September 30, 2022, the Company had $125,201 and $125,090, respectively, in restricted cash.

Note 5. Related Party Transactions

LHLS has historically been responsible for financing the Company’s operations and indirectly pays for a portion of operating expenses. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

Payroll expense allocated to the Company by the Member during the year consisted of the following:

	For the six months ended
	March 31, 2023	March 31, 2022
Salary expense	$1,404,289	$1,211,594
Insurance and benefits	83,673	94,344
Payroll taxes	100,265	84,697
Total compensation expense	$1,588,227	$1,390,635

F-12

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 6. Beacon Bonds and other Long-Term Debt

On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds”. Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC and requalified by the SEC February 1, 2022 and we intend to continue offering the Bonds through at least December 30, 2023. The Company commenced sales of the Bonds in February 2021. Gross Bond sales by Class are as follows:

	March 31, 2023	September 30, 2022
Class A 8.5% senior beacon bonds	$16,310,000	$14,113,000
Class B 6.5% senior beacon bonds	7,845,000	6,811,000
Total senior beacon bonds	$24,155,000	$20,924,000

The Bonds are offered serially over a maximum period of three years starting from the date of qualification. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series. Upon maturity, and subject to the terms and conditions described in the offering circular, the Bonds will be automatically renewed at the same interest rate and for the same term, unless redeemed upon maturity at the Company’s or Bondholders’ election.

Interest on the Bonds is paid monthly at a rate of 8.5% per annum, in the case of the Class A Bonds, and 6.5% per annum, the case of the Class B Bonds.

The Bonds were issued pursuant to an Indenture, dated February 3, 2021 and supplemented by that First Supplemental Indenture dated February 17, 2021 and that Second Supplemental Indenture dated December 21, 2022 (the “Indenture”), between the Company and UMB Bank, N.A., as trustee. The Indenture contains covenants that limit the Company’s ability to incur, or permit its subsidiaries to incur, third party indebtedness that would be senior to the Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, are used for the repayment of the Bonds. Further, the Company is prohibited from selling any equity interest in any of its subsidiaries, or causing any of its subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Bonds. The Company is also required to maintain a bond service reserve equal to 3% of the net proceeds raised in the offering (the “Bond Service Reserve”), which will be used for payment of interest on the Bonds. The balance of the bond service reserve at March 31, 2023 and September 30, 2022 was $718,994 and $615,557, respectively. The funds subject to the Bond Service Reserve will be made available to the Company for general business purposes one year following the termination of the offering.

Bondholders may redeem their Class A Bonds at a price per Class A Bond equal to: (i) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed; (iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed. Bondholders may redeem their Class B Bonds at a price per Bond of $915 plus any accrued but unpaid interest on the Bond.

F-13

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 6. Beacon Bonds and other Long-Term Debt (continued)

The Company’s obligation to redeem Bonds in any given year pursuant to Bondholder requests for redemption is limited to 10% of the outstanding principal balance of the Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit. As of March 31, 2023, the Company has redeemed a total of $0 Class A and $164,000 Class B Bonds.

The Bonds may be redeemed at the Company’s option at no penalty. If the Bonds are renewed for an additional term, the Company may redeem the Bonds at any time during such renewal period. The Company or the trustee will be required to offer to repurchase the Bonds in the event of certain changes in control. Any such redemptions or repurchases will occur at a price equal to the then outstanding principal amount of the Bonds, plus any accrued but unpaid interest.

As of March 31, 2023 and June 28, 2023, the Company has raised $24.2 million and $24.4 million, respectively, in gross proceeds from the sale of the Bonds. During the six months ended March 31, 2023, the Company has net contributions of $1.0 million of proceeds to our sole member, LHLS. As of March 31, 2023, the Company has capitalized $3.8 million of costs related to the Beacon Bond offering. These costs are amortized over the life of the bonds.

As of March 31, 2023 and September 30, 2022, our sole member, LHLS had $12.6 million and $11.9 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS' debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

Future contractual maturities of the Company for the next five 12-month periods ending March 31, and thereafter are as follows:

2024	$946,000
2025	4,992,000
2026	4,314,000
2027	8,868,000
2028	5,035,000
Thereafter	-
$24,155,000

F-14

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 6. Beacon Bonds and other Long-Term Debt (continued)

As a result of the initial $3.0 million raised in offering of the Bonds, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds, in excess of $10.0 million. During the six months ended March 31, 2023 and 2022, LHLS repaid $0 and $1.9 million, respectively, plus interest, on its debt as a result of the initial $24.2 million raised in the offering of the Bonds.

Note 7. Fair Value Measures and Disclosures

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, restricted cash, accounts receivable, and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The Company reports Life Insurance Policies using the Investment Method. The fair value of policies is valued using unobservable inputs based on management’s assumption of the current market valuation (Level 3). Where possible, the Company uses historical sales of similar policies to determine valuation to minimize risks in assessing fair value of policies.

The Company records Beacon Bonds Payable at carrying value.  The fair value of Beacon Bonds payable is valuated using measurable inputs at the time of sale (Level 2).

The outstanding balance and estimated fair value of the Company’s Life Insurance Policies and Beacon Bonds are as follows:

	March 31, 2023		September 30, 2022
	Outstanding	Estimated	Outstanding	Estimated
	Balance	Fair Value	Balance	Fair Value
Life Insurance Policies	$512,944	$565,900	$-	$-

Beacon Bonds, net	$21,561,207	$24,155,000	$18,460,792	$20,924,000

F-15

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2023 and 2022

(unaudited)

Note 8. Concentrations

To date, the Company has received revenue from one investor who also acts as a lender to LHLS, which in turn supports the operations of the Company. The investor has a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the investor, in exchange for a fee. This right of first refusal remained active until June 1, 2023.

The Company currently earns the majority of its revenue from one product/service. For the six months ended March 31, 2023, the Company received 53% of its revenue from three funders and purchasers of life insurance policies. For the period ended March 31, 2023, the funders represented 23%, 18% and 12% of the Company’s revenue. For the period ended March 31, 2022, those funders all represented 0% of revenue.

For the period ended March 31, 2022, the Company received 94% of its revenue from two funders representing 64% and 30% of revenue. For the period ended March 31, 2023, those funders each represented 7% of the Company’s revenue.

Note 9. Subsequent Events

The Company has evaluated subsequent events through June 28, 2023, which is through the date of this filing. Adjustments or additional disclosures, if any, have been included in these financial statements.

F-16

Item 4. Exhibits

Exhibit Number	Exhibit Description
(2)	Amended and Restated Limited Liability Company Agreement of Lighthouse Life Capital, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on February 8, 2021

(3)(a)	Form of Indenture between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 1-U filed on January 13, 2021

(3)(b)(1)

First Supplemental Indenture, dated as of February 17, 2021, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(b)(2)

Second Supplemental Indenture, dated as of December 21, 2022, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to the Company’s Post-Qualification Amendment to its Offering Statement on Form 1-A filed on December 28, 2022.

(3)(c)	Form of Class A Bond, as amended, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(d)	Form of Class B Bond, as amended, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(4)	Subscription Agreement, incorporated by reference to the Company’s Offering Statement on Form 1-A filed on December 15, 2020

(6)

Amended and Restated Letter Agreement between Lighthouse Life Solutions, LLC and Brighton LH Trustees, LLC dated September 24, 2020, incorporated by reference to Exhibit 6 to the Company’s Offering Statement on Form 1-A filed on December 4, 2020

6

SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Lighthouse Life Capital, LLC, a Delaware limited liability company

Date: June 28, 2023	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer (Principal Executive Officer)

Date: June 28, 2023	By:	/s/ Jennifer Felice Breen
	Name:	Jennifer Felice Breen
	Its:	Chief Financial Officer (Principal Financial and Accounting Officer)

7